UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25


                           SEC FILE NUMBER: 001-51037


                           NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K  [X] Form 10-Q
             [ ] Form N-SAR  [ ] Form N-CSR

             For Period Ended:      September 30, 2005
                                 --------------------------


             [ ]  Transition Report on Form 10-K
             [ ]  Transition Report on Form 20-F
             [ ]  Transition Report on Form 11-K
             [ ]  Transition Report on Form 10-Q
             [ ]  Transition Report on Form N-SAR
             For the Transition Period Ended:


  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Winfield Capital Corp.
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Full Name of Registrant


Not Applicable
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Former Name if Applicable


237 Mamaroneck Avenue,
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Address of Principal Executive Office (Street and Number)


White Plains, New York 10605
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City, State and Zip Code

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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         As announced by Winfield Capital Corp. (the "Company") on October 7, 2005, the United States Small Business Administration (the "SBA") filed a complaint against the Company in the United States District Court for the Southern District of New York alleging a breach of the terms of the forbearance agreement dated April 6, 2005. The SBA, in filing the complaint, requested, among other things, that the court approve and enter the Consent Order and Judgment, that the court take exclusive jurisdiction of Winfield, and all of its assets wherever located and appoint the SBA as permanent receiver of Winfield for the purpose of liquidating all of Winfield's assets and satisfying the claims of its legitimate creditors in the order of priority as determined by the court and that Winfield's license to operate as a SBIC shall be revoked upon the wind-up and conclusion of the receivership. By a Consent Order and Judgment dated October 14, 2005, the United States District Court for the Southern District of New York appointed the SBA as the receiver of the Company on October 14, 2005.

         In its capacity as the receiver, the SBA is currently completing its review and analysis of the information necessary to file the Company's quarterly report on Form 10-Q for the quarter ended September 30, 2005. At this time, the SBA is unable to assess whether the Company will be able to file its Form 10-Q for the quarter ended September 30, 2005 on a timely manner, if at all.


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

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Edward G. Broenniman*            (202)                 272-3621
---------------------------      -------------      -------------------------
          (Name)                  (Area Code)          (Telephone Number)

* Pursuant to the Consent Order and Judgment dated October 14, 2005 entered by the United States District Court for the Southern District of New York and the related Letter of Retention by the U.S. Small Business dated October 25, 2005.

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

         The response noted above is based solely upon the review of the public filings made by the Company with the Securities and Exchange Commission.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         As noted in Part III above, the SBA was appointed as the receiver of the Company on October 14, 2005 and is currently completing its review and analysis of the information necessary to file the Company's quarterly report on Form 10-Q for the quarter ended September 30, 2005. As of the date of this filing, the SBA is unable to determine whether there will be any significant change in results of the Company operations from the corresponding period for the last fiscal year.

                             Winfield Capital Corp.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  November 14 2005                By: /s/ EDWARD G. BROENNIMAN *
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* Pursuant to the Consent Order and Judgment dated October 14, 2005 entered by the United States District Court for the Southern District of New York and the related Letter of Retention by the U.S. Small Business dated October 25, 2005.